COCA-COLA EUROPACIFIC PARTNERS PLC FILES INTEGRATED REPORT AND FORM 20-F

LONDON, 15 March 2024 – Coca-Cola Europacific Partners plc (“CCEP”) (ticker symbol CCEP) announces that, on 15 March 2024, it filed its 2023 Integrated Report and Form 20-F with the Securities and Exchange Commission. This document was filed in accordance with Rule 5250(d) of the Nasdaq Listing Rules and includes CCEP’s audited results for the year ended 31 December 2023. The unaudited fourth-quarter and full year results for the period ended 31 December 2023 were released on 23 February 2024.

The 2023 Integrated Report and Form 20-F is available on CCEP’s website at https://ir.cocacolaep.com/financial-reports-and-results/integrated-reports and also online at www.sec.gov.
A copy of the 2023 Integrated Report and Form 20-F will be available shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Printed copies of the Integrated Report and Form 20-F will be posted to those shareholders who have requested it, on or around 10 April 2024.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping more than 2 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn